Ranpak Holdings Corp.
7990 Auburn Road
Concord Township, OH 44077

July 29, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:      Kathryn McHale

Re:	Ranpak Holdings Corp. Registration Statement on Form S-3 (File No. 333-232105)

Ladies and Gentlemen:

On behalf of Ranpak Holdings Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3, as amended (File No. 333-232105) (the “Registration Statement”), of the Company be accelerated to 4:30 p.m. on Wednesday, July 31, 2019, or as soon as practicable thereafter. The Company respectfully requests that you notify John Meade by a telephone call to (212) 450-4077 of such effectiveness.

Please contact John Meade at Davis Polk & Wardwell LLP at (212) 450-4077 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,
RANPAK HOLDINGS CORP.

By:	/s/ Michele Smolin
Name:	Michele Smolin
Title:	Vice President, General Counsel
and Assistant Secretary

cc:     John Meade, Esq.